Exhibit 3.2

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS

OF KALA PHARMACEUTICALS, INC.

Pursuant to Article Sixth of the Amended and Restated Certificate of Incorporation of Kala Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Article VI of the Amended and Restated By-laws of the Company (as amended heretofore, the “By-laws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the By-laws of the Company are hereby amended as follows:

The Section 1.6 is hereby deleted in its entirety and replaced with the following By-law:

“Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the holders of one third of the voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of one third of the voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.”

IN WITNESS WHEREOF, this amendment to the By-laws of the Company is executed on August 18, 2022.

By:	/s/ Mary Reumuth
Name:	Mary Reumuth
Title:	Chief Financial Officer